Exhibit 99.1

IM Cannabis to Report Second Quarter 2022 Financial
Results on Monday, August 15 at 9:00am ET

Toronto, Canada and Glil Yam, Israel – August 4, 2022 – IM Cannabis Corp. (the “Company” or “IM Cannabis”) (CSE: IMCC, NASDAQ: IMCC), a leading medical and adult-use recreational cannabis company with operations in Israel, Canada, and Germany, will report operational and financial results for the second quarter ended June 30, 2022, on Monday, August 15, 2022 before market opens.

The Company will host a zoom web conference on the same day at 9:00a.m. ET to discuss the results, followed by a question-and-answer session for the investment community. Investors are invited to register by clicking here. All relevant information will be sent upon registration.

If you are unable to join us live, a recording of the call will be available on our website at https://investors.imcannabis.com/ within 24 hours after the call.

About IM Cannabis Corp.

IM Cannabis (NASDAQ: IMCC, CSE: IMCC) is a leading international cannabis company providing premium products to medical patients and adult-use recreational consumers. IM Cannabis is one of the very few companies with operations in Israel, Germany, and Canada, the three largest federally legal markets. The ecosystem created through its international operations leverages the Company’s unique data-driven perspective and product supply chain globally. With its commitment to responsible growth and financial prudence, and the ability to operate within the strictest regulatory environments, the Company has quickly become one of the leading cultivators and distributors of high-quality cannabis globally.

In Israel, the Company imports and sells premium and ultra-premium medical cannabis, operating retail pharmacies, online platforms, distribution centres and logistical hubs through IMC Holdings Ltd. and its subsidiaries and affiliates, which enable safe delivery and quality control throughout the entire value chain. In Germany, the IM Cannabis ecosystem operates through Adjupharm GmbH, where it also distributes cannabis to pharmacies to medical cannabis patients. In Canada, IM Cannabis operates through Trichome Financial Corp. and its subsidiaries TJAC and MYM, where it cultivates and processes cannabis for the adult-use market at its Ontario, Nova Scotia, and Quebec facilities under the WAGNERS and Highland Grow brands.

Company Contact:
Maya Lustig, Director Investor & Public Relations
IM Cannabis
+972-54-677-8100
maya.l@imcannabis.com